SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Del Taco Restaurants, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities) 245496 104
(CUSIP Number) Scott Williams, Esq.
McDermott Will & Emery LLP
227 W. Monroe, Suite 4700
Chicago, IL 60606
(312) 372-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSON Levy Family Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,086,111
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,086,111
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,086,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 10.3%*
14	TYPE OF REPORTING PERSON CO

* Based on 37,976,206 shares of Common Stock outstanding as of July 8, 2016 plus the common stock issuable upon exercise of the Warrants held by Reporting Person as reported in Del Taco Restaurants, Inc.’s Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on July 11, 2016.

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSON Lawrence F. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,086,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,086,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,086,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%*
14	TYPE OF REPORTING PERSON IN

* Based on 37,976,206 shares of Common Stock outstanding as of July 8, 2016 as reported in Del Taco Restaurants, Inc.’s Schedule TO filed with the Securities and Exchange Commission on July 11, 2016 plus the common stock issuable upon exercise of the Warrants held by Reporting Person.

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Ari B. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,086,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,086,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,086,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 10.3%*
14	TYPE OF REPORTING PERSON IN

* Based on 37,976,206 shares of Common Stock outstanding as of July 8, 2016 as reported in Del Taco Restaurants, Inc.’s Schedule TO filed with the Securities and Exchange Commission on July 11, 2016 plus the common stock issuable upon exercise of the Warrants held by Reporting Person.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends the Items set forth below of the statement on Schedule 13D relating to the Common Stock (“Common Stock”) and warrants to purchase Common Stock (“Warrants”) of Del Taco Restaurants, Inc. (the “Issuer”) filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on November 22, 2013, as amended by the Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on November 25, 2013 and the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Commission on March 18, 2015, Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Commission on July 10, 2015 and Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the Commission on July 7, 2016. Capitalized terms used in this Amendment No. 5 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 5 is being made to describe a Tender Support Agreement entered into by the Reporting Persons. Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D, as amended to date.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The information set forth above on the cover pages of the Amendment No. 5 is incorporated herein by reference.

The amount reported as beneficially owned by the Reporting Persons consists of 2,316,459 shares of Common Stock and 1,769,652 Warrants that are immediately exercisable and that are held of record by Levy Family Partners, LLC. LFP Management, LLC is the manager of Levy Family Partners, LLC and Ari Levy and Lawrence Levy are two of four managers of LFP Management, LLC. The beneficial ownership of each of Ari Levy and Lawrence Levy consists of Common Stock and Warrants owned of record by Levy Family Partners, LLC.

The percentage of beneficial ownership is based on 37,976,206 shares of Common Stock outstanding as of July 8, 2016, as reported in the Issuer’s Schedule TO filed with the Commission on July 11, 2016, as adjusted to reflect the shares of Common Stock issuable upon the exercise of Warrants held by the Reporting Persons (assuming that the tender of Warrants pursuant to the Offer described in Item 6 below is not accepted). The amount reported as beneficially owned by each of Ari Levy and Lawrence Levy does not include 10,616 shares of Restricted Common Stock that vest on May 26, 2017 that each of them received as director compensation on May 26, 2016.

If the tender of Warrants by the Reporting Persons pursuant to the Offer described in Item 6 is accepted, then Levy Family Partners, LLC, and as a result indirectly Ari Levy and Lawrence Levy, will beneficially own 2,501,329 shares of Common Stock and 1,104,652 Warrants, representing 9.2% of the beneficial ownership of outstanding Common Stock (assuming no other Warrants are tendered in the Offer).

The percentage holdings shown do not reflect the shares of Common Stock that would be issued upon exercise of Warrants of the Issuer held by stockholders other than the Reporting Persons.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.
Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On July 11, 2016, the Issuer commenced an offer (the “Offer”) to all holders of the Company’s outstanding Warrants to receive 0.2780 shares of Common Stock in exchange for every Warrant tendered by the holders thereof (approximately one share of Common Stock for every 3.6 Warrants tendered), up to a maximum of 6,750,000 Warrants, subject to proration, as described in the Company’s Schedule TO. The Offer will expire at 11:59 p.m., Eastern Time, on Friday, August 5, 2016, or such later date to which the Company may extend the Offer. The terms and conditions of the Offer are described in the Offer to Exchange Letter and the related Letter of Transmittal, each of which were filed as exhibits to the Schedule TO.

In connection with the Offer, on July 11, 2016, the Company entered into an agreement (the “Tender Support Agreement”) with Levy Family Partners, LLC and certain other Warrant holders pursuant to which Levy Family Partners, LLC agreed to tender pursuant to the Offer not less than 665,000 Warrants owned by Levy Family Partners, LLC in accordance with the terms and conditions of the Offer. The Tender Support Agreement terminates on the earliest to occur of: (i) the termination of the Offer, without any Warrants being accepted for exchange thereunder, (ii) the date of any modification, waiver, change or amendment of the Offer after the date of the Offer Letter that results in a (A) decrease in the number of Shares issuable upon exchange of each Warrant, or (B) change in the form of consideration to be paid in the Offer, or (iii) October 31, 2016 if, on or prior to such date, the Offer has not been consummated. The foregoing description of the Tender Support Agreement is qualified in its entirety by reference to the text of the Tender Support Agreement which is incorporated by reference as an exhibit to this Amendment No. 5.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Tender Support Agreement, dated as of July 11, 2016 (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 11, 2016)

2	Power of Attorney dated July 14, 2016

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 14, 2016

LEVY FAMILY PARTNERS, LLC By its Manager: LFP MANAGEMENT, LLC By: /s/ Ari B. Levy* Name: Ari B. Levy Its: Manager /s/ Lawrence F. Levy* Lawrence F. Levy

/s/ Ari B. Levy* Ari B. Levy
By: /s/ Claire Murphy
Name: Claire Murphy Attorney-in-Fact

POWER OF ATTORNEY

The undersigned constitutes and appoints Claire Murphy, Sophia Stratton and Scott Williams, as the undersigned’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead, to sign any and all Securities and Exchange Commission statements of beneficial ownership of securities of Del Taco Restaurants, Inc. (the “Company”) on Schedule 13D as required under Section 13 and Forms 3, 4 and 5 as required under Section 16(a) of the Securities Exchange Act of 1934, as amended, and any amendments thereto, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the Company and any stock exchange on which the Company’s stock is listed, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each act and thing requisite and necessary to be done under said Section 13 and Section 16(a), as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, may lawfully do or cause to be done by virtue hereof.

 A copy of this power of attorney shall be filed with the Securities and Exchange Commission.  The authorization set forth above shall continue in full force and effect until the undersigned revokes such authorization by written instructions to the attorneys-in-fact.

 The authority granted hereby shall in no event be deemed to impose or create any duty on behalf of the attorneys-in-fact with respect to the undersigned’s obligations to file Schedule 13Ds and Forms 3, 4 and 5 with the Securities and Exchange Commission.

 Dated: July 14, 2016

LEVY FAMILY PARTNERS, LLC By its Manager: LFP MANAGEMENT, LLC By: /s/ Ari B. Levy* Ari B. Levy, manager of LFP Management, LLC /s/ Lawrence F. Levy* Lawrence F. Levy

/s/ Ari B. Levy* Ari B. Levy